Elan Corporation, plc

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland T (+353 1) 709 4000
If replying by fax, reply to (+353 1) 7094015
June 23, 2011
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549 USA
VIA EDGAR

Re:	Elan Finance Public Limited Company and Elan Finance Corp. Registration Statement on Form F-4 Filed March 29, 2011 File No. 333-173144
Dear Mr. Riedler:
Pursuant to a telephone conversation today with Brian Pitko, we confirm that we will amend the last sentence in the third paragraph of page 4 of the Letter of Transmittal filed as Exhibit 99.1 to Amendment No. 1 to the Form F-4 for Elan Finance, plc and Elan Finance Corp. filed with the Securities and Exchange Commission via EDGAR on June 22, 2011 by deleting the words “has read” so that the last sentence will read as follows: “The undersigned agrees to all of the terms of the Exchange Offer.” The change will be reflected in the final Letter of Transmittal.
If you have any questions or require further information, please do not hesitate to telephone me at 011-353-1-709-4234.
Yours sincerely,

/s/ Liam Daniel Liam Daniel
Executive Vice President, Company Secretary
Elan Corporation, plc

cc:	Bryan Pitko (Securities and Exchange Commission) John B. Moriarty Jr. John Donahue (Elan) Christopher T. Cox (Cahill Gordon & Reindel llp)

BIOPHARMACEUTICALS • DRUG TECHNOLOGIES	Directors: R. A. Ingram (USA) (Chairman), S. Cooke, L. Ekman (Sweden),
G. Kennedy, P. Kennedy, G. Kerr (UK), G.K. Martin (USA), K. McGowan,
K. McLaughlin, D. O’Connor, R.D. Pilnik (USA), D.J. Selkoe (USA)

Registered in Ireland, No. 30356